# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nkarta, Inc., CIK 0001787400
CUSIP: 65487U108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 1150 Veterans Boulevard, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 02/12/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001193125-24-029126
Filed by CIK 0001817512
Persons authorized to receive notices and communications: Bas Vaessen, Johannes Vermeerplein 9, Amsterdam, Netherlands (P7), 1071 DV, 31 20 664 5500

## Reporting persons
- LSP 6 Management B.V.: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 2,836,539; sole dispositive power 0; shared dispositive power 2,836,539; aggregate amount beneficially owned 2,836,539 (4% of the class)
- LSP 6 Holding C.V. (CIK 0001817512): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 1,419,873; sole dispositive power 0; shared dispositive power 1,419,873; aggregate amount beneficially owned 1,419,873 (2% of the class)
- LSP 6 NK Holding B.V: type of reporting person: other (OO); citizenship or place of organization: Netherlands (P7); source of funds: other (OO); sole voting power 0; shared voting power 1,416,666; sole dispositive power 0; shared dispositive power 1,416,666; aggregate amount beneficially owned 1,416,666 (2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Nkarta, Inc.
Address of issuer's principal executive offices: 1150 Veterans Boulevard, South San Francisco, California (CA), 94080
Comment: This Amendment No. 2 to Schedule 13D (this "Amendment No. 2") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 24, 2020 (as amended to date, the "Schedule 13D") relating to the Common Stock, par value par value $0.0001 per share (the "Common Stock"), of Nkarta, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 11 and 13 of the cover page of this Schedule 13D are incorporated herein by reference into this Item 5.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date hereof, based on 70,568,754 shares of Common Stock outstanding as of November 4, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

LSP 6 Holding is the record holder of 1,419,873 shares of Common Stock and LSP 6 NK is the record holder of 1,416,666 shares of Common Stock.

LSP 6 Management is the sole general partner of LSP 6 Holding which is the sole shareholder of LSP 6 NK. The managing directors of LSP 6 Management are Martijn Kleijwegt, Rene Kuijten and Joachim Rothe. As such, LSP 6 Management, Martijn Kleijwegt, Rene Kuijten and Joachim Rothe may be deemed to beneficially own the shares of Common Stock held of record by LSP 6 Holding and LSP 6 NK.

Except as set forth in this Item 5(a), each of the persons named in this Item 5(a) disclaims beneficial ownership of any shares of Common Stock owned beneficially or of record by any other person named in this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7-10 of the cover page of this Schedule 13D are incorporated herein by reference into this Item 5.
Transactions in the class effected during the past sixty days: During the past 60 days, none of the Reporting Persons has effected any transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: This Amendment No. 2 is being filed to report that, as of the date hereof, the Reporting Persons do not beneficially own more than five percent of the outstanding Common Stock.

## Signatures
- LSP 6 Management B.V.: /s/ Rene Robert Kuijten, Rene Robert Kuijten, Managing Director (02/12/2025)
- LSP 6 Management B.V.: /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (02/12/2025)
- LSP 6 Holding C.V.: By: LSP 6 Management B.V., its general partner, /s/ Rene Robert Kuijten, Rene Robert Kuijten, Managing Director (02/12/2025)
- LSP 6 Holding C.V.: By: LSP 6 Management B.V., its general partner, /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (02/12/2025)
- LSP 6 NK Holding B.V: By: LSP 6 Holding C.V., its sole shareholder, By: LSP 6 Management B.V., its general partner, /s/ Rene Robert Kuijten, Rene Robert Kuijten, Managing Director (02/12/2025)
- LSP 6 NK Holding B.V: By: LSP 6 Holding C.V., its sole shareholder, By: LSP 6 Management B.V., its general partner, /s/ Martijn Kleijwegt, Martijn Kleijwegt, Managing Director (02/12/2025)